VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Sonny Oh, Esq.

Senior Counsel, Division of Investment Management –

Disclosure Review and Accounting Office

May 14, 2024

Re:	Request for Selective Review
Brighthouse Life Insurance Company
Brighthouse Shield® Level II 3-Year Annuity (File No. 333-279302)

To the Commission:

On May 10, 2024, Brighthouse Life Insurance Company (the “Company”) filed an initial registration statement on Form S-3 (File No. 333-279302) for certain individual single premium deferred index-linked separate account annuity contracts referred to as the Brighthouse Shield® Level II 3-Year Annuity (the “Shield II 3-Year Annuity,” and the registration statement on Form S-3, the “Shield II 3-Year Annuity Registration Statement”). The Shield II 3-Year Annuity is one of a series of “Generation II” Shield contracts that incorporate a new method of valuation necessitated by certain recent state insurance regulatory changes.

The Company is in the process of filing registration statements for the Generation II Shield contracts. The Company filed the first such registration statement on Form S-3 on January 19, 2024. The registration statement (File No. 333-276599) relates to the Brighthouse Shield® Level II 6-Year Annuity (the “Shield II 6-Year Annuity,” and the registration statement on Form S-3, the “Shield II 6-Year Registration Statement”). The Staff reviewed and provided comments on the prospectus included in the Shield II 6-Year Registration Statement. The Company responded to the Staff’s comments on April 24, 2024 in an EDGAR correspondence filing that included a revised prospectus reflecting the Staff’s comments (the “Revised Shield II 6-Year Annuity Prospectus”).

The Company notes that the Shield II 3-Year Annuity prospectus included in the Shield II 3-Year Annuity Registration Statement reflects those same comments, where applicable. The Company requests selective review of the Shield II 3-Year Annuity Prospectus because virtually all of the disclosure in the prospectus has been reviewed by the Staff in one context or another as described below.

•

The basic “framework” of the Shield II 3-Year Annuity Prospectus is substantively similar to the prospectus included in the current registration statement for the first generation of the Shield 3-Year Annuity, the Brighthouse Shield® Level Select 3-Year Annuity (the “Shield 3-Year Annuity”) (File No. 333-263495), previously reviewed by the Staff and declared effective on August 1, 2022.

•

Certain disclosure in the Shield II 3-Year Annuity Prospectus is substantively similar to disclosure that was at one time included in supplements to prospectuses for the Shield 3-Year Annuity. This disclosure relates primarily to the following information:

○	Step Rate Edge rate crediting type

○	Expanded term length options

○	Nasdaq-100 Index®

○	Annuity Service Office contact information change

○	Information regarding the SECURE 2.0 Act of 2022

•	Remaining disclosure in the Shield II 3-Year Annuity Prospectus is substantively similar to disclosure in the Revised Shield II 6-Year Annuity Prospectus relating to new Contract features:

○	New Interim Value calculation method

○	New version of Performance Lock feature

○	Addition of Holding Account

○	Uncapped Cap Rate

In this regard, the Company represents that it will make additional disclosure changes to the Shield II 3-Year Annuity Prospectus, where applicable, relating to any additional comments provided to the Company by the Staff in connection with its continued review of the Revised Shield II 6-Year Annuity Prospectus.

Accordingly, because the Shield II 3-Year Annuity Prospectus will provide only very limited new material for review by the Staff, the Company requests that it be accorded selective review by the Staff. In this connection, the Company represents that if the Shield II 3-Year Annuity Prospectus were included in a post-effective amendment eligible to be filed pursuant to Rule 485 under the 1933 Act, the Company would file the amendment pursuant to Rule 485(b) because it does not include any material disclosure that has not already been reviewed by the Staff.

If you have any questions or comments regarding this request for selective review, please call Tom Conner of Carlton Fields at (202) 965-8139.

Sincerely,
BRIGHTHOUSE LIFE INSURANCE COMPANY
By: /s/ Michele H. Abate
Name: Michele H. Abate
Title: Vice President and Associate General Counsel